UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Ryde Group Ltd (the “Company”) is pursuing a strategic regional expansion to extend its technology-driven mobility platform beyond Singapore into key Asian urban centers. Hong Kong represents a highly attractive market due to its dense population, significant demand for reliable transportation, and growing adoption of environmentally sustainable mobility solutions. This expansion aligns with the Company’s long-term vision to develop a scalable, regional mobility ecosystem that leverages its operational expertise, technology platform, and driver network. By establishing a foothold in Hong Kong, Ryde aims to diversify its geographic exposure, create new revenue opportunities, enhance platform utilization, and strengthen shareholder value, while advancing sustainability objectives through the deployment of electric vehicles.

In furtherance of this strategic initiative, on April 14, 2026, the Company entered into a Call Option and Agency Agreement (the “Agreement”) with Envision W International Ltd (“EWIL”). The Agreement grants the Company the option to purchase a total of up to 50 Hong Kong taxi licenses and up to 50 electric vehicles (“Assets”). Pursuant to the Agreement, the Company will pay a refundable deposit of US$14.5 million (the “Deposit”) to EWIL. The Agreement is valid for a period of six months from the date of the Agreement (the “Option Period”). During the Option Period, the Company may exercise the option to purchase the Assets. The Agreement does not obligate the Company to acquire any Assets, and any such acquisitions remain subject to the Company’s sole discretion during the Option Period. Any portion of the Deposit not applied toward the purchase of Assets during the Option Period will be refunded in full to the Company upon expiration of the Option Period. Any such acquisitions will be subject to the Company’s internal approval processes and applicable regulatory requirements.

A press release dated April 14, 2026 announcing the corporate updates included as Exhibit 99.1 of this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: April 14, 2026	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer